
GAMBRO®

05006430



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Stockholm, March 7, 2005

Gambro AB

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

Fredrik Dalborg
Director, Investor Relations
Phone + 46 8-613 65 84
Fax +46 8 613 65 78

Encl.:
Press releases:
February 21, 2005 – Gambro receives recond request from the US Federal Trade Commission regarding the divestiture of Gambro Healthcare US
March 4, 2005 – Gambro and Industri Kapital finalize the divestment of MacGREGOR

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com





PRESS RELEASE
February 21, 2005

Gambro receives second request from the U.S. Federal Trade Commission regarding the divestiture of Gambro Healthcare US

In the evening on February 18, 2005 Gambro received a request ("second request") from the U.S. Federal Trade Commission (FTC) for additional information and documentary material in connection with its pending divestiture of Gambro Healthcare US to DaVita Inc. Gambro intends to respond promptly to this request. The effect of the second request is to extend the waiting period imposed by the U.S. Hart-Scott-Rodino Antitrust Improvements Act until thirty days after DaVita and Gambro have substantially complied with the request, unless terminated earlier by the FTC.

For further information please contact:
Karin Avasalu, Vice President, Corporate Communications, tel. +46 8 613 65 99, +46 70 513 65 99
Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46 8 613 65 84, +46 733 666 584

U.S. Only
Ed Egger, Director, Communications, Gambro Inc., tel +1 303 231 4639
Kevin Smith, President, Gambro Inc., Investor Relations US, tel. +1 303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



PRESS RELEASE
March 04, 2005

Gambro and Industri Kapital finalize the divestment of MacGREGOR

Gambro and Industri Kapital today finalized the previously announced divestment of the co-owned marine cargo company MacGREGOR to Kone Corporation for an enterprise value of approximately MSEK 1,650. MacGREGOR will be integrated into the Kone Cargotec division. The sale results in a capital gain for Gambro of about MSEK 400 and releases about MSEK 595 in liquid funds including repayment of of MacGREGOR's debt to Gambro. The capital gain will be recognized during the first quarter 2005.

Gambro acquired MacGREGOR in 1994 and in 1998 a 60 percent stake was sold to Industri Kapital. The sale of MacGREGOR to Kone Corporation was announced on December 2, 2004 and was contingent upon approval from relevant competition authorities.

For further information please contact:
Karin Avasalu, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-513 65 99
Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46-8-613 65 84, +46-733-666 584

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com